Exhibit 42
May 1, 2007
Board of Directors
Cablevision Systems Corporation
1111 Stewart Avenue
Bethpage, NY 11714
Dear Board of Directors:
          I am writing to inform you that Class B stockholders owning a majority of the Class B shares have elected Thomas C. Dolan to fill the vacancy created by the resignation of John C. Malone. The foregoing action is effective immediately. A copy of the action of the Class B stockholders is attached to the copy of this letter being sent to the corporate secretary.
          Our expectation is that the new Class B director will participate in our next board meeting.

Sincerely,

/s/ Charles F. Dolan
cc:       Victoria Salhus, Secretary (with attachment)